STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038

December 23, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ned Rubenstein

Re:	The Dreyfus Socially Responsible Growth Fund, Inc. (File No. 811-07044)
Definitive Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of The Dreyfus Socially Responsible Growth Fund, Inc. (the "Fund"), on or about December 27, 2016, we plan to file with the Securities and Exchange Commission (the "Commission") definitive proxy materials relating to a special meeting of shareholders of the Fund to be held on March 9, 2017, together with a form of proxy card.  The meeting is being called for the purpose of asking shareholders to vote on (1) certain matters in connection with the implementation of proposed changes to the Fund's investment strategy, including removing the current fundamental social investment policy and related fundamental social considerations and changing the fundamental investment objective of the Fund, (2) the engagement of a sub-adviser for the Fund, (3) a "manager of managers" arrangement for the Fund and (4) changes to certain of the fundamental investment restrictions of the Fund in connection with the modernization of those policies.

Policyowners of record as of the close of business on January 4, 2017 may instruct their insurance company as to the manner in which the Fund shares held by their Policies should be voted at the meeting.  It is intended that the proxy materials and voting instruction forms will be mailed to Policyowners on or about January 20, 2017.

Responses to comments that were provided to the undersigned by Ned Rubenstein of the staff (the "Staff") of the Commission via telephone on December 20, 2016 are below.  For the convenience of the Staff, the Staff's comments have been restated, and the Fund's response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the proxy materials.  We have considered comments made by the Staff with respect to one section of the proxy materials as applicable to similar disclosure elsewhere in the proxy materials.

Proxy Statement

Proposal 1—The Fund's Proposed Investment Strategy and Portfolio Management—80% Policy

1.
Staff Comment:  The Staff believes that the Fund's name requires it to invest at least 80% of its assets in the equity of U.S. companies that exhibit "sustainable" qualities, which should be determined based on an index or other definable, objective screens, standards or criteria reflecting environmental, social and governance ("ESG") and/or environmental-friendliness standards.  The Staff notes that Newton Investment Management (North America) Limited ("Newton"), sub-adviser for the Fund, currently appears to have too much discretion in determining which companies are "sustainable" and there is an insufficient amount of disclosure relating to any definable, objective screens, standards or criteria used by Newton in determining which companies are "sustainable."  Please revise the disclosure accordingly.  In addition, to the extent this comment is not addressed in the definitive proxy materials, the Staff intends to raise it again when reviewing the Fund's prospectus.

Response:  Though Newton does not define "sustainable" based on the definition provided by an index or other third-party objective screens, standards or criteria, Newton's ESG quality review includes an assessment of a company's environmental, social and/or governance practices which is described in the proxy materials.  We believe that Fund shareholders will choose to invest in the Fund based on Newton's proprietary investment process.  Reference to an index or other definable, objective screens, standards or criteria would eliminate the value added by Newton's proprietary investment process.  Accordingly, we respectfully decline to change the description of Newton's investment process.

2.	Staff Comment: The second sentence states:

When determining whether a company engages in "sustainable business practices," Newton considers whether the company (i) engages in such practices in an economic sense (i.e., the durability of the company's strategy, operations and finances), and (ii) takes appropriate account of material externalities caused by or affecting its business, as determined through Newton's ESG quality review described below, which may include assessment of a company's environmental, social and/or governance practices.
(emphasis added)  The Staff notes that the use of "may" in the referenced disclosure is inconsistent with disclosure elsewhere in the proxy materials where it appears that Newton's ESG quality review will include assessment of a company's environmental, social and/or governance practices.  The Staff believes that a fund with "sustainable" in its name should invest in companies based upon an assessment of the company's environmental, social and/or governance practices.  Please revise the disclosure accordingly.

Response:  The referenced disclosure will be revised as follows:

When determining whether a company engages in "sustainable business practices," Newton considers whether the company (i) engages in such practices in an economic sense (i.e., the durability of the company's strategy, operations and finances), and (ii) takes appropriate account of material externalities caused by or affecting its business, as determined through Newton's ESG quality review described below, which ~~may~~will include assessment of a company's environmental, social and/or governance practices.

Proposal 2.A.—Description of Proposal

3.	Staff Comment: The third paragraph states:

The Fund's proposed investment objective differs from the Fund's current investment objective primarily in that the Fund will no longer seek to provide income as a secondary goal.  Additionally, the Fund's proposed investment strategy seeks to invest in companies that are "sustainable," in both an economic sense (i.e., good products and strong management and strategic direction) and that take appropriate account of material externalities caused by or affecting their business, which Newton believes will benefit from long-term trends.  Therefore, the addition of "long-term" to the Fund's proposed investment objective is appropriate.  "Appreciation" and "growth" are interchangeable terms.

The Staff notes that it appears from this disclosure that, in determining which companies are "sustainable," Newton is not considering environmental-friendliness and/or ESG issues.  The Staff believes that "sustainable" investing implies consideration of environmental-friendliness and ESG issues and, as such, should be incorporated into the Fund's definition of "sustainable."  The Staff also notes that the disclosure in Proposal 1—The Fund's Proposed Investment Strategy and Portfolio Management provides a definition of "sustainable business practices" that appears to the Staff to include consideration of environmental-friendliness and ESG issues.  Accordingly, the Staff queries whether (i) the referenced disclosure is consistent with the disclosure in Proposal 1—The Fund's Proposed Investment Strategy and Portfolio Management; and (ii) the term "sustainable" is appropriately used in the context of this proposal.  In addition, to the extent this comment is not addressed in the definitive proxy materials, the Staff intends to raise it again when reviewing the Fund's prospectus.

Response:  The referenced disclosure will be revised as follows:

The Fund's proposed investment objective differs from the Fund's current investment objective primarily in that the Fund will no longer seek to provide income as a secondary goal.  Additionally, the Fund's proposed investment strategy seeks to invest in companies that ~~are "sustainable," in both an economic sense (i.e., good products and strong management and strategic direction) and that take appropriate account of material externalities caused by or affecting their~~engage in "sustainable business practices," as described in Proposal 1 above, which Newton believes will benefit from long-term trends.  Therefore, the addition of "long-term" to the Fund's proposed investment objective is appropriate.  "Appreciation" and "growth" are interchangeable terms.
In addition, we note, as the Staff does, that the definition of "sustainable business practices" includes consideration of "environmental-friendliness" and ESG issues (see the response to Staff Comment No. 2).

Proposal 4—Introduction

4.	Staff Comment: The second paragraph states:

The Board and Fund management believe that the changes to, or removal of, the fundamental investment restrictions, as described in Proposals 4.A. through 4.J. below, will provide the Fund with additional investment flexibility, clarify and/or expand the Fund's ability to enter into certain types of transactions and/or better align the relevant fundamental investment restrictions with those of other funds in the Dreyfus Family of Funds.  Consistency in investment restrictions among the Fund and other funds in the Dreyfus Family of Funds, when appropriate, simplifies the investment process for investment personnel managing similar funds and also simplifies the compliance monitoring process for compliance personnel and relevant systems.

With respect to the second sentence in the referenced disclosure, please consider whether additional disclosure is necessary to explain why simplification of the investment process and compliance monitoring process is in the best interests of Fund shareholders and not only Fund management.  In addition, please consider whether there are any concerns (e.g., potential breaches of fiduciary obligations) that might arise when managing funds on a fund family basis as opposed to a series-by-series basis.  The Staff notes that it is not taking a position on whether any such concerns do or do not exist.

Response:  The following sentence will be added immediately following the referenced disclosure:  "Simplification of the investment process and compliance monitoring process should enable Fund shareholders to benefit from more efficient management of portfolio compliance."
In addition, we note that the funds in the Dreyfus Family of Funds are managed on a series-by-series basis and not on a fund family basis.  As stated in the referenced disclosure, consistency in investment restrictions among the funds in the Dreyfus Family of Funds results in the simplification of certain processes that apply across similar funds in the fund family.  It does not result in the funds being managed on a fund family basis.

*    *    *    *    *

We hope the Staff finds that this letter and the revisions included in the proxy materials are responsive to the Staff's comments.

Please telephone the undersigned at 212.806.6658, or David Stephens of this office at 212.806.6138, if you have any questions or comments.

Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc: David Stephens